Fiduciary Management, Inc.
is proud to sponsor the 22nd Annual
Swing With The Legends Golf Tournament
and Charities. Keep it in the Fairway...

  Disciplined Equity Investing for 27 Years

WWW.FMIFUNDS.COM

Ad displayed in event brochure distributed at the "Swing with the Legends" golf outing in Milwaukee, Wisconsin -- sponsored by Major League Baseball Players Alumni Association